Guang Yang
Chief Executive Officer
BrightSphere Investment Group Inc.
200 Clarendon Street, 53rd Floor
Boston, MA 02116

April 24, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cara Lubit
Hugh West
Jessica Livingston
Pam Long
Re:     BrightSphere Investment Group Inc.
Registration Statement on Form S-4
Filed March 12, 2019
File No. 333-230202
Ladies and Gentlemen:
BrightSphere Investment Group Inc. (“BrightSphere-Delaware”) submits this letter in response to your letter dated April 10, 2019, relating to the above-referenced filing by BrightSphere-Delaware. Set forth below in italics are the comments contained in the Staff’s letter, together with BrightSphere-Delaware’s responses. In addition, BrightSphere-Delaware is filing concurrently with this letter an amendment (“Amendment No. 1”) to the above-referenced filing (as amended, the “Form S-4”), which includes revisions made in response to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Form S-4.
Material U.S. Federal Income Tax Considerations of The Redomestication, page 31

1.	Please revise the statement on page 33 that the “discussion is for informational purposes only,” as this may imply to shareholders that you are not responsible for the disclosure in this section.
Response: We have revised the disclosure on page 33 of the Form S-4 according to the Staff’s comment.

2.
We note the disclosure on page 33 that Morgan Lewis’s opinion is that the domestication “should” qualify as a reorganization within the meaning of Section 368(a)(1)(D), and that counsel's opinion is based on certain assumptions, representations, etc. Please note that we will not object if counsel relies on customary representations from the parties in order to give the opinion that it “will” qualify. Additionally, we note the lack of authority directly addressing the domestication. Please expand the discussion to further explain the facts or circumstances resulting in this uncertainty. For example, does the Scheme of Arrangement or internal reorganization raise any doubts that the domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(D)? Refer to Staff Legal Bulletin No. 19 Section III.C.4.
Also, when the opinion of counsel is filed as an Exhibit, please ensure that you provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. If the opinion is subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (ex: “should” or “more likely than not”) and explain why counsel cannot give a “will” opinion. For guidance, refer to Sections III.B.2.
Response: We have revised the disclosure on page 33 of the Form S-4 according to the Staff’s comment. In addition, the opinion of counsel filed with Amendment No. 1 as an exhibit provides a firm opinion for each material tax consequence.
Choice of Forum, page 42

3.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under it, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations under it. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations under it.

Response: In response to the Staff’s comment, we have revised the disclosure on page 42 of the Form S-4 and Article X of our Form of Certificate of Incorporation to clarify that that the exclusive forum provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act or the respective rules and regulations promulgated thereunder.
Where You Can Find More Information, page 67

4.
We note the statement in your Form 10-K that Part III information will be filed with the proxy statement for the 2019 annual meeting of shareholders. Please advise when this information will be filed. We may have further comments once we have reviewed the Part III information.

Response: BrightSphere Investment Group plc filed an amendment to its Form 10-K for the fiscal year ended December 31, 2018 on April 17, 2019 to include the information required by Part III of Form 10-K rather than incorporating it by reference to its proxy statement.

If you have any questions regarding this response letter or the Form S-4, please contact our counsel, Morgan, Lewis & Bockius LLP, by calling Christina Edling Melendi at (212) 309-6000.

[Remainder of page intentionally left blank]

Very truly yours,
BrightSphere Investment Group Inc.

By: _/s/ Guang Yang________________________
Guang Yang
Chief Executive Officer

CC:	Christina Edling Melendi, Esq., Morgan, Lewis & Bockius LLP